Filed by PMC Commercial Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities and Exchange Act of 1934

Subject Company: PMC Capital, Inc.
Commission File No. 001-09589

FOR IMMEDIATE PRESS RELEASE

FOR:	PMC Commercial Trust 18111 Preston Road, Suite 600 Dallas, TX 75252	CONTACT:	Investor Relations 972-349-3235

PMC Commercial Trust Announces First Quarter Results

PMC Commercial Trust
AMEX (Symbol PCC)

Dallas, TX	May 13, 2003

PMC Commercial Trust (AMEX: PCC) announced first quarter results today. For the three months ended March 31, 2003, net income was $1,812,000, or $0.28 per share, as compared to $2,648,000, or $0.41 per share, for the three months ended March 31, 2002. The decreases were primarily a result of decreases in interest rates on our variable-rate loans and continued emphasis on variable-rate lending.

During the three months ended March 31, 2003, PMC Commercial Trust funded $9.0 million in loans to small businesses compared to $6.3 million during the first quarter of 2002. At March 31, 2003, we had commitments to fund an additional $28.6 million in loans.

Andrew S. Rosemore, Chairman of the Board stated, “The continued lower interest rates combined with a greater percentage of our portfolio at these lower variable rates has resulted in diminished interest income; however, we continue to believe that variable-rate lending optimizes our ability to make loans in these difficult economic times. Our portfolio continues to perform well in this economic environment.”

Andrew S. Rosemore further stated, “We announced our plans to merge with PMC Capital on March 27, 2003 and we look forward to the completion of our merger with PMC Capital.”

Completion of the merger is subject to approval by the shareholders of PMC Commercial Trust and PMC Capital, Inc., certain governmental consents and customary closing conditions.

PMC COMMERCIAL TRUST — Page 2	Earnings Press Release	May 13, 2003

The following tables contain comparative selected financial data as of March 31, 2003 and December 31, 2002 and for the three months ended March 31, 2003 and 2002:

FINANCIAL POSITION INFORMATION
(In thousands)

	March 31,	December 31,	Increase
	2003	2002	(Decrease) %

Loans receivable, net	$80,276	$71,992	12%
Real property investments	$46,381	$46,805	(1%)
Total investments	$155,690	$148,384	5%
Total assets	$157,140	$149,698	5%
Notes payable	$39,895	$41,191	(3%)
Revolving credit facility	$16,150	$7,300	121%
Total beneficiaries’ equity	$92,953	$93,929	(1%)
Shares outstanding	6,446	6,446	—%

PMC COMMERCIAL TRUST — Page 3	Earnings Press Release	May 13, 2003

OPERATING INFORMATION
(In thousands, except per share data)

	Three Months Ended March 31,

	2003	2002	Inc/(Dec) %

Revenues:
Interest income	$1,447	$1,941	(25%)
Lease income	1,432	1,417	1%
Income from retained interests in transferred assets	702	667	5%
Other income	28	203	(86%)

Total revenues	3,609	4,228	(15%)

Expenses:
Interest expense	822	983	(16%)
Depreciation	470	457	3%
Advisory and servicing fees, net	449	449	—%
General and administrative expenses	90	44	105%
Professional fees	21	15	40%
Realized losses on retained interests in transferred assets	—	53	(100%)
Provision for loan losses	—	65	(100%)

Total expenses	1,852	2,066	(10%)

Income from continuing operations	1,757	2,162	(19%)
Discontinued operations	55	486	(89%)

Net income	$1,812	$2,648	(32%)

Weighted average shares outstanding	6,446	6,441	—%

Basic and diluted earnings per share	$0.28	$0.41	(32%)

PMC COMMERCIAL TRUST — Page 4	Earnings Press Release	May 13, 2003

FUNDS FROM OPERATIONS (“FFO”) RECONCILIATION

FFO (i) does not represent cash flows from operations as defined by generally accepted accounting principles (“GAAP”), (ii) is not indicative of cash available to fund all cash flow needs and liquidity, including our ability to make distributions, and (iii) should not be considered as an alternative to net income (as determined in accordance with GAAP) for purposes of evaluating our operating performance. We believe FFO is helpful to investors as a supplemental measure of operating performance since, along with net income and cash flows, it provides a useful measure of actual operating results. In addition, FFO is one of the measures utilized by the Board in its determination of dividends. FFO, as defined by the National Association of Real Estate Investment Trusts (NAREIT), means net income or loss determined in accordance with GAAP, excluding gains or losses from sales of property, plus real estate depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We calculate FFO based on the NAREIT definition. Our method of calculating FFO may be different from the methods used by other real estate investment trusts (“REITs”) and, accordingly, may not be directly comparable to such other REITs. Our formulation of FFO set forth below is consistent with the NAREIT White Paper definition of FFO.

A reconciliation of our FFO for the three months ended March 31, 2003 and 2002 was as follows:

	Three Months Ended March 31,

	2003	2002

	(In thousands)
Net income	$1,812	$2,648
Less gains on sale of assets	—	(371)
Add depreciation	470	518

FFO	$2,282	$2,795

CERTAIN MATTERS DISCUSSED IN THIS PRESS RELEASE ARE “FORWARD-LOOKING STATEMENTS” INTENDED TO QUALIFY FOR THE SAFE HARBORS FROM LIABILITY ESTABLISHED BY THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS CAN GENERALLY BE IDENTIFIED AS SUCH BECAUSE THE CONTEXT OF THE STATEMENT WILL INCLUDE WORDS SUCH AS THE COMPANY “EXPECTS,” “ANTICIPATES” OR WORDS OF SIMILAR IMPORT. SIMILARLY, STATEMENTS THAT DESCRIBE THE COMPANY’S FUTURE PLANS, OBJECTIVES OR GOALS ARE ALSO FORWARD-LOOKING STATEMENTS. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THE FINANCIAL PERFORMANCE OF THE COMPANY, REAL ESTATE CONDITIONS AND MARKET VALUATIONS OF ITS STOCK, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED. ALTHOUGH THE COMPANY BELIEVES THE EXPECTATIONS REFLECTED IN ANY FORWARD-LOOKING STATEMENTS ARE BASED ON REASONABLE ASSUMPTIONS, THE COMPANY CAN GIVE NO ASSURANCE THAT ITS EXPECTATIONS WILL BE ATTAINED. SHAREHOLDERS, POTENTIAL INVESTORS AND OTHER READERS ARE URGED TO CONSIDER THESE FACTORS CAREFULLY IN EVALUATING THE FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS MADE HEREIN ARE ONLY MADE AS OF THE DATE OF THIS PRESS RELEASE AND UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE SUCH FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT EVENTS OR CIRCUMSTANCES.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS MATERIAL IS NOT A SUBSTITUTE FOR THE JOINT PROXY STATEMENT/PROSPECTUS PMC COMMERCIAL AND PMC CAPITAL WILL FILE WITH THE SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHICH WILL CONTAIN IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS, WHEN IT BECOMES AVAILABLE. THE JOINT PROXY STATEMENTS/PROSPECTUS AND OTHER DOCUMENTS WHICH WILL BE FILED BY PMC COMMERCIAL AND PMC CAPITAL WITH THE SEC WILL BE AVAILABLE FREE OF CHARGE AT THE SEC’S WEBSITE (www.sec.gov) OR BY DIRECTING A REQUEST WHEN SUCH A FILING IS MADE TO PMC COMMERCIAL, 18111 PRESTON ROAD, SUITE 600, DALLAS, TEXAS 75252, ATTN: INVESTOR RELATIONS, TELEPHONE (800) 486-3223 x3235; OR BY DIRECTING A REQUEST WHEN SUCH A FILING IS MADE TO PMC CAPITAL, 18111 PRESTON ROAD, SUITE 600, DALLAS, TEXAS 75252, ATTN: INVESTOR RELATIONS, TELEPHONE (800) 486-3223 x3256.